Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264367

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated June 8, 2022)

Forge Global Holdings, Inc.

25,853,271 Shares of Common Stock Underlying Warrants

3,005,626 Shares of Common Stock Underlying Assumed Warrants and Former Employee Options

12,053,331 Warrants by the Selling Securityholders

115,289,295 Shares of Common Stock by the Selling Securityholders

This Prospectus Supplement supplements the prospectus dated June 8, 2022 (as supplemented to date, the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (Registration Statement No. 333-264367), as amended, filed with the Securities and Exchange Commission (the “Commission”) by Forge Global Holdings, Inc. (the “Company,” “Forge,” “we,” or “us”) and declared effective by the Commission on June 8, 2022. This Prospectus Supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2022, which is set forth below.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock and warrants are listed on The New York Stock Exchange under the symbols “FRGE” and “FRGE WS”, respectively. On June 8, 2022, the closing price of our common stock was $14.39 per share and the closing price of our warrants was $1.48 per share.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 13 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement, and any future prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 9, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2022

Forge Global Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39794	98-1561111
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

415 Mission St. Suite 5510 San Francisco, California (Address of principal executive offices)	94105 (Zip Code)

(415) 881-1612

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	FRGE	NYSE
Warrants, each exercisable for one share of common stock at an exercise price of $11.50	FRGE WS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On June 9, 2022, Forge Global Holdings, Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding Public Warrants and Forward Purchase Warrants (each as defined in the Warrant Agreement), to purchase shares of the Company’s common stock that were issued under the Warrant Agreement, dated as of December 10, 2020, by and between the Company (f/k/a Motive Capital Corp (“Motive”)), and Continental Stock Transfer & Trust Company, as warrant agent, in connection with Motive’s initial public offering and its business combination transaction with Forge Global, Inc. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 shall constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated June 9, 2022
99.2	Notice of Redemption, dated June 9, 2022
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Forge Global Holdings, Inc.

Date: June 9, 2022	By:	/s/ Kelly Rodriques
	Name:	Kelly Rodriques
	Title:	Chief Executive Officer

Exhibit 99.1

Forge Announces Redemption of Public Warrants

●	Action will eliminate all outstanding Public and Forward Purchase Warrants and streamline Forge’s capital structure.

●	Holders of outstanding Public Warrants will have until 5:00 p.m. New York City time on July 11, 2022, to exercise their Public Warrants. Any Public Warrants that remain unexercised at such time on the Redemption Date will be void and no longer exercisable.

SAN FRANCISCO – June 9, 2022 – Forge Global Holdings, Inc. (“Forge” or the “Company”) (NYSE: FRGE), a leading private securities marketplace, today announced that the Company will redeem, at 5:00 p.m. New York City time on July 11, 2022 (the “Redemption Date”) all of its outstanding public warrants and forward purchase warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). The Public Warrants are currently exercisable for an aggregate of 18,466,604 shares of Common Stock at a price of $11.50 per share.

Under the terms of the Warrant Agreement dated as of December 10, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a Motive Capital Corp), and Continental Stock Transfer & Trust Company, as warrant agent, the Company is entitled to redeem all of the outstanding Public Warrants for a redemption price of $0.01 per Public Warrant (the “Redemption Price”) if the last sales price of the Common Stock is at least $18.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. This share price performance target has been met.

Any Public Warrants that remain unexercised immediately after 5:00 p.m. New York City time on July 11, 2022 will be void and no longer exercisable, and the holders of those Public Warrants will have no rights with respect to those Public Warrants, except to receive the Redemption Price.

Holders of Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants since the process to exercise is voluntary. Brokers will likely have an earlier deadline for beneficial holders to exercise their Public Warrants than the deadline for registered holders set forth above. If a holder of a Public Warrant does not wish for its Public Warrant to be redeemed, it must exercise such Public Warrant before 5:00 p.m. New York City time on the Redemption Date.

As a result of the redemption, the Company expects that the Public Warrants will cease to be traded on the NYSE on or shortly after July 11, 2022.

The Public Warrants were issued under the Warrant Agreement. Private placement warrants that were issued under the Warrant Agreement and still held by the initial holders thereof or their permitted transferees are not subject to this redemption, although the Company maintains the right to redeem such warrants in accordance with the terms of the Warrant Agreement.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Public Warrants as to whether to exercise or refrain from exercising any Public Warrants.

The shares of Common Stock underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-264367) on June 8, 2022.

Questions concerning redemption and exercise of the Public Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Forge

Forge is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets help provide additional transparency, access and solutions that companies as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge. Forge Securities is a registered Broker Dealer and Member of FINRA/SIPC, an alternative trading system.

Forward Looking Statements

This press release may include, and oral statements made from time to time by representatives of Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the redemption of the Public Warrants. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Forge and its management are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the Quarterly Report on Form 10-Q filed on May 16, 2022, including under the heading “Risk Factors,” and other filings Forge makes with the Securities and Exchange Commission. There may be additional risks that Forge presently does not know of or that it currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Forge’s expectations, plans or forecasts of future events and views as of the date of this press release. Forge anticipates that subsequent events and developments will cause its assessments to change. However, while Forge may elect to update these forward-looking statements at some point in the future, Forge specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Forge’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Investor Relations:

Dominic Paschel

ir@forgeglobal.com

Media:

Lindsay Riddell

press@forgeglobal.com

Source: Forge Global

Exhibit 99.2

June 9, 2022

NOTICE OF REDEMPTION OF PUBLIC WARRANTS (CUSIP 34629L111)

Dear Public Warrant Holder,

Forge Global Holdings, Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on July 11, 2022 (the “Redemption Date”), all of the Company’s outstanding public warrants and forward purchase warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) for a redemption price of $0.01 per Public Warrant (the “Redemption Price”), that were issued under the Warrant Agreement, dated as of December 10, 2020 (the “Warrant Agreement”), by and between the Company (f/k/a Motive Capital Corp (“Motive”)), and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), in connection with Motive’s initial public offering and its business combination transaction with Forge Global, Inc. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per share, subject to adjustment. Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.”

The Public Warrants are listed on the New York Stock Exchange under the symbol “FRGE WS”. The Common Stock is listed on the New York Stock Exchange under the symbol “FRGE”. On June 8, 2022, the last reported sale price of the Public Warrants was $1.48, and the last reported sale price of the Common Stock was $14.39. We expect that the New York Stock Exchange will suspend trading in the Public Warrants prior to the opening of trading on the Redemption Date and that the last day of trading will be the immediately preceding trading day, which is expected to be July 8, 2022.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, the Public Warrants will no longer be exercisable, and the holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Public Warrants for exercise.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6.1 of the Warrant Agreement. Pursuant to Section 6.1, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Common Stock has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Common Stock has been at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on June 6, 2022 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase shares of Common Stock. Public Warrants may only be exercised for cash. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Public Warrant exercised (the “Exercise Price”).

Payment of the exercise funds may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending:

1.	The Warrant Certificate;

2.	A fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised; and

3.	The exercise funds via wire transfer, to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and the exercise funds must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase together with the related Warrant Certificate and exercise funds before such time will result in such holder’s Public Warrants being redeemed at the Redemption Price of $0.01 per Public Warrant and not exercised.

For holders of Public Warrants who hold their Public Warrants in “street name,” provided that the Exercise Price for the Public Warrants being exercised and a Notice of Guaranteed Delivery and the exercise funds are received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date of 5:00 p.m. New York City time on July 11, 2022, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without an Election to Purchase and a Notice of Guaranteed Delivery having been duly executed and fully and properly completed or the exercise funds being submitted will be deemed to have been delivered for redemption at the Redemption Price of $0.01 per Public Warrant, and not for exercise.

PROSPECTUS

A prospectus covering the shares of Common Stock issuable upon the exercise of the Public Warrants (and any supplements thereto) is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-264367) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus. The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our investor relations website at https://ir.forgeglobal.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

*********************************

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

FORGE GLOBAL HOLDINGS, INC.

/s/ Kelly Rodriques
Kelly Rodriques
Chief Executive Officer

ANNEX A

FORGE GLOBAL HOLDINGS, INC.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive ____________________Shares of Common Stock and herewith tenders payment for such shares of Common Stock, $0.0001 par value per share (the “Common Stock”), to the order of Forge Global Holdings, Inc. in the amount of $____________________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of ____________________, whose address is ____________________ and that such shares of Common Stock be delivered to ____________________ whose address is ____________________.

(Date)

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.